Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Partners
Summit Hotel OP, LP:
We consent to the use of our report dated August 6, 2010, with respect to the balance sheet of Summit Hotel OP, LP as of July 12, 2010, and our report dated September 21, 2010, with respect to the consolidated balance sheet of Summit Hotel Properties, LLC and subsidiaries as of June 30, 2010, and the related consolidated statements of operations, changes in members’ equity and cash flows for the six-month period ended June 30, 2010, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Omaha, Nebraska
October 20, 2010